CONDENSED INTERIM

CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED - PREPARED BY MANAGEMENT

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED

OCTOBER 31, 2023 & 2022

NOTICE OF NO AUDITOR REVIEW

OF THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2023 & 2022

The accompanying unaudited condensed interim consolidated financial statements of Red Metal Resources Ltd. (the “Company”) for the three and nine months ended October 31, 2023 and 2022, have been prepared by, and are the responsibility of, the Company’s management.

The Company’s independent auditor has not performed a review of these condensed interim consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of the condensed interim statements by an entity’s auditor. These unaudited condensed interim consolidated financial statements include all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the financial position, results of operations and cash flows.

RED METAL RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Expressed in Canadian Dollars) (Unaudited)

		October 31,	January 31,
	Note	2023	2023

ASSETS
Current
Cash		$21,884	$20,776
Prepaids and other receivables	7	89,988	126,715
Total current assets		111,872	147,491

Equipment	6	44,513	60,953
Exploration and evaluation assets	5	740,675	803,251
Total assets		$897,060	$1,011,695

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current
Accounts payable		$183,395	$106,517
Accrued liabilities		24,338	76,869
Due to related parties	10	577,718	443,071
Notes payable	10	2,498,851	2,202,540
Total current liabilities		3,284,302	2,828,997

Withholding taxes payable	8	146,442	158,814
Total liabilities		3,430,744	2,987,811

Shareholders’ deficit
Share capital	9	8,176,210	8,176,210
Share-based payment reserve	9	4,078,941	4,078,941
Deficit		(14,427,264)	(13,914,265)
Accumulated other comprehensive loss		(361,571)	(317,002)
Total shareholders’ deficit		(2,533,684)	(1,976,116)
Total liabilities and shareholders’ deficit		$897,060	$1,011,695

Nature and continuance of operations (Note 1)

Approved on behalf of the Board of Directors:

/s/ Caitlin Jeffs                                                                         /s/ Joao (John) da Costa

Director                                                                             Director

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The accompanying notes are an integral part of these condensed interim consolidated financial statements.

RED METAL RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Expressed in Canadian Dollars) (Unaudited)

		Three months ended October 31,		Nine months ended October 31,
	Note	2023	2022	2023	2022

Operating expenses:
Amortization	6	$3,619	$4,686	$12,475	$14,231
Consulting fees	10	30,000	45,000	95,000	142,520
General and administrative		18,687	81,218	114,457	340,192
Mineral exploration costs	10	1,143	2,609	40,789	642,313
Professional fees	10	2,474	14,137	14,874	58,211
Regulatory		10,019	7,845	28,511	48,268
Salaries, wages and benefits		5,893	12,750	28,738	48,249
		(71,835)	(168,245)	(334,844)	(1,293,984)
Other items
Foreign exchange loss		(42,673)	24	(39,069)	(5,432)
Interest on notes payable	10	(48,868)	(42,323)	(139,086)	(119,328)
Net loss		(163,376)	(210,544)	(512,999)	(1,418,744)

Other comprehensive loss
Items that may be reclassified to profit or loss
Foreign currency translation		(61,462)	(69,354)	(44,569)	(168,545)
Comprehensive loss		$(224,838)	$(279,898)	$(557,568)	$(1,587,289)

Net loss per share – basic and diluted		$(0.00)	$(0.00)	$(0.01)	$(0.03)
Weighted average number of shares outstanding - basic and diluted:		54,866,625	54,866,625	54,866,625	53,594,061

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The accompanying notes are an integral part of these condensed interim consolidated financial statements.

RED METAL RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT (Expressed in Canadian Dollars) (Unaudited)

		Share Capital
	Note	Number of common shares issued	Amount	Share-based payment reserve	Deficit	Accumulated other comprehensive loss	Total deficit
Balance, January 31, 2022		51,557,959	$ 7,755,830	$ 4,034,929	$(12,144,764)	$ (288,644)	$ (642,649)

Shares issued for private placement		3,308,666	479,757	16,543	-	-	496,300
Share issuance costs		-	(59,377)	25,076	-	-	(34,301)
Share-based compensation		-	-	1,966	-	-	1,966
Net loss for the period ended October 31, 2022		-	-	-	(1,418,744)	-	(1,418,744)
Foreign exchange translation		-	-	-	-	(168,545)	(168,545)
Balance, October 31, 2022		54,866,625	$ 8,176,210	$ 4,078,514	$(13,563,508)	$ (457,189)	$ (1,765,973)

Balance at January 31, 2023		54,866,625	$ 8,176,210	$ 4,078,941	$(13,914,265)	$ (317,002)	$ (1,976,116)

Net loss for the period ended October 31, 2023		-	-	-	(512,999)	-	(512,999)
Foreign exchange translation		-	-	-	-	(44,569)	(44,569)

Balance, October 31, 2023		54,866,625	$ 8,176,210	$ 4,078,941	$(14,427,264)	$ (361,571)	$ (2,533,684)

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The accompanying notes are an integral part of these condensed interim consolidated financial statements.

RED METAL RESOURCES LTD. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in Canadian Dollars) (Unaudited)

	Nine months ended October 31,
	2023	2022
Cash flows used in operating activities
Net loss	$(512,999)	$(1,418,744)

Adjustments to reconcile net loss to net cash used in operating activities
Accrued interest on related party notes payable	139,086	119,328
Amortization	12,475	14,231
Foreign exchange	38,223	-
Stock-based compensation	-	1,966
Changes in operating assets and liabilities
Prepaids and other receivables	36,711	(64,185)
Accounts payable	71,018	29,078
Accrued liabilities	(47,046)	(65,311)
Due to related parties	133,237	169,752
Net cash used in operating activities	(129,295)	(1,213,885)

Cash flows used in investing activities
Acquisition of equipment	-	(55,572)
Net cash used in investing activities	-	(55,572)

Cash flows provided by financing activities
Issuance of notes payable to related parties	131,617	432,702
Cash received on subscription to shares, net	-	461,999
Net cash provided by financing activities	131,617	894,701

Effects of foreign currency exchange	(1,214)	(65,151)

Increase (decrease) in cash	1,108	(439,907)
Cash, beginning	20,776	474,317
Cash, ending	$21,884	$34,410

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The accompanying notes are an integral part of these condensed interim consolidated financial statement.

RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2023 & 2022 (Expressed in Canadian Dollars) (Unaudited)

1.NATURE AND CONTINUANCE OF OPERATIONS

Red Metal Resources Ltd. (the “Company”) is involved in acquiring and exploring mineral properties in Chile through its wholly-owned subsidiary, Minera Polymet SpA (“Polymet”) organized under the laws of the Republic of Chile. The Company has not determined whether its properties contain mineral reserves that are economically recoverable.

The Company’s head office is located at 1130 West Pender Street, Suite 820, Vancouver, British Columbia, V6E 4A4. Its registered office address is 700 - 595 Burrard Street, Vancouver, British Columbia, V7X 1S8. The Company’s mailing address is 278 Bay Street, Suite 102, Thunder Bay, Ontario, P7B 1R8. Polymet’s head office is located in Vallenar, III Region of Atacama, Chile.

These condensed interim consolidated financial statements have been prepared on the assumption that the Company will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at October 31, 2023, the Company has not advanced its mineral properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. As at October 31, 2023, the Company had $21,884 cash and working capital deficit of $3,172,430. The Company raises financing for its exploration and development activities in discrete tranches to finance its activities for limited periods only. The Company has identified that further funding may be required for working capital purposes, and to finance the Company’s exploration program and development of mineral assets. These conditions may cast substantial doubt on the Company’s ability to continue as a going concern.

These condensed interim consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements and such adjustments may be material.

2.BASIS OF PREPARATION

These condensed interim consolidated financial statements were authorized for issue on December 22, 2023, by the directors of the Company.

a) Statement of Compliance and Basis of Presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations  Committee which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the CPA Canada Handbook - Accounting including IAS 34 Interim financial reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended January 31, 2023.

The condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which have been measured at fair value.

Balance sheet items are classified as current if receipt or payment is due within twelve months. Otherwise, they are presented as non-current.

b) Significant accounting policies

The accounting policies applied in these condensed interim consolidated financial statements are consistent with those applied in the preparation of the Company’s annual consolidated financial statements for the year ended January 31, 2023.

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2023 & 2022 (Expressed in Canadian Dollars) (Unaudited)

c) Accounting standards issued but not yet effective

Accounting standards, amendments to standards, or interpretations have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s condensed interim consolidated financial statements.

3.SIGNIFICANT ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of these condensed interim consolidated financial statements in conformity with IFRS requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. These condensed interim consolidated financial statements include estimates which, by their nature, are uncertain. These assumptions and associated estimates are based on historical experience and other factors that are considered to be relevant. The current market conditions introduce additional uncertainties, risks and complexities in management’s determination of the estimates and assumptions used to prepare the Company’s financial results. As volatility in financial markets is an evolving situation, management cannot reasonably estimate the length or severity of the impact on the Company. As such, actual results may differ from estimates and the effect of such differences may be material. The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the condensed interim consolidated financial statements:

•classification/allocation of expenses as exploration and evaluation expenditures;

•classification and measurement of the Company’s financial assets and liabilities;

•determination that the Company is able to continue as a going concern; and

•determination whether there have been any events or changes in circumstances that indicate the impairment of the Company’s exploration and evaluations assets.

Key sources of estimation uncertainty include the following:

•the carrying value and recoverability of exploration and evaluation assets;

•recoverability and measurement of deferred tax assets;

•provisions for restoration and environmental obligations and contingent liabilities; and

•measurement of share-based transactions.

4.FINANCIAL INSTRUMENTS AND RISKS

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels at the fair value hierarchy are:

Level 1 -quoted prices in active markets for identical assets and liabilities.

Level 2 -observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 -unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

The Company has classified its cash as measured at fair value in the statement of financial position, using level 1 inputs

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2023 & 2022 (Expressed in Canadian Dollars) (Unaudited)

Categories of financial instruments

As at:	October 31, 2023	January 31, 2023
Financial assets:
FVTPL
Cash	$21,884	$20,776
Financial liabilities:
Amortized cost
Accounts payable	$183,395	$106,517
Accrued liabilities	$24,338	$76,869
Due to related parties	$577,718	$443,071
Notes payable	$2,498,851	$2,202,540

Assets and liabilities measured at fair value on a recurring basis:

As at October 31, 2023	Level 1	Level 2	Level 3	Total
Cash	$21,884	$-	$-	$21,884

	$21,884	$-	$-	$21,884

Accounts payable, accrued liabilities, due to related parties, and notes payable approximate their fair value due to the short-term nature of these instruments.

Risk management

The Company has exposure to the following risks from its use of financial instruments: credit risk, market risk and liquidity risk. Management, the Board of Directors, and the Audit Committee monitor risk management activities and review the adequacy of such activities.

Credit risk:

Credit risk is the risk of potential loss to the Company if a customer or counter party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is limited to the carrying amount on the statement of financial position and arises from the Company’s cash, which is held with a high-credit quality financial institutions in Canada and in Chile. As such, the Company’s credit risk exposure is minimal.

Market risk:

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and equity prices.

i.Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has minimal interest rate risk as it has no interest accumulating financial assets that may become susceptible to interest rate fluctuations.

ii.Currency risk:

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has offices in Canada and Chile, and holds cash in Canadian, United States, and Chilean Peso currencies. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Chilean Peso could have an effect on the Company’s results of operations, financial position, and/or cash flows. At October 31, 2023, the Company had no hedging agreements in place with respect to foreign exchange rates. As the majority of the transactions of the Company are denominated in CAD and Chilean Peso currencies, movements in the foreign exchange rates are not expected to have a material impact on the consolidated statements of comprehensive loss.

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2023 & 2022 (Expressed in Canadian Dollars) (Unaudited)

iii.Equity price risk:

Equity price risk is the risk that the fair value of equity/securities decreases as a result of changes in the levels of equity indices and the value of individual stocks. The Company is not exposed to equity price risk as it does not have any investments in marketable securities.

Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Historically, the Company’s sources of funding have been through equity financings and loans from the Company’s management and its major shareholder; however, the Company cannot be certain that it will be able to raise sufficient funds to meet its short-term business requirements.

The following table details the remaining contractual maturities of the Company’s financial liabilities as of October 31, 2023.

	Within 1 year	1-5 years	5+ years
Accounts payable and accrued liabilities	$207,733	$-	$-
Amounts due to related parties	577,718	-	-
Loans payable	2,498,851	-	-
Withholding taxes payable	-	-	146,442
	$3,284,302	$-	$146,442

5.EXPLORATION AND EVALUATION ASSETS

As of October 31, 2023, and January 31, 2023, the Company’s interest in exploration and evaluation assets consisted of three active copper-gold projects on two properties, namely the Farellón and Perth Projects both located on the Carrizal Property, and the Mateo Project located on the Mateo Property. The Company capitalizes acquisition costs incurred on the Company’s exploration and evaluation properties; the costs associated with exploration and drilling programs as well as property tax payments are expensed as period costs in the period they are incurred. Following tables present, as of October 31, 2023 and January 31, 2023, acquisition costs associated with each property:

Exploration and evaluation assets at October 31, 2023

	January 31, 2023	Effect of Foreign currency translation	October 31, 2023
Farellón Project
Farellón	$452,048	$(35,216)	$416,832
Quina	174,237	(13,574)	160,663
Exeter	176,966	(13,786)	163,180
Total costs	$803,251	$(62,576)	$740,675

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2023 & 2022 (Expressed in Canadian Dollars) (Unaudited)

Exploration and evaluation assets at January 31, 2023

	January 31, 2022	Change during the year	Effect of Foreign currency translation	January 31, 2023
Farellón Project
Farellón	$432,389	$-	$19,659	$452,048
Quina	166,660	-	7,577	174,237
Exeter	169,270	-	7,696	176,966
Sub-total, Farellón Project	768,319	-	34,932	803,251
Perth Project(1)	53,454	(55,885)	2,431	-
Total costs	$821,773	$(55,885)	$37,363	$803,251

(1)As at January 31, 2023, the Company assessed its mineral properties for impairment in accordance with IFRS Accounting Standard 36. Since the Company has no immediate plans to explore or develop its Perth Project included within Carrizal Property, the Company impaired the Perth Property to $Nil.

During the nine-month periods ended October 31, 2023 and 2022, the Company incurred the following costs associated with the exploration activities on its mineral properties:

Exploration costs for the nine-month period ended October 31, 2023

	Farellón Project	Perth Project	Mateo Project	Total Costs
Property taxes paid	$ 10,301	$ 23,879	$ 2,018	$ 36,198
Assay costs	192	-	-	192
Total exploration costs	$ 10,493	$ 23,879	$ 2,018	$ 36,390

Exploration costs for the nine-month period ended October 31, 2022

	Farellón Project	Perth Project	Mateo Project	Total Costs
Property taxes paid	$ 8,349	$ 19,385	$ 1,638	$ 29,372
Geology	82,038	-	-	82,038
Drilling	405,327	-	-	405,327
Equipment used	11,822	-	-	11,822
Camp costs (including meals and travel)	52,318	-	-	52,318
Assay costs	57,803	-	-	57,803
Total exploration costs	$ 617,657	$ 19,385	$ 1,638	$ 638,680

In addition to the costs listed in the tables above, during the nine-month period ended October 31, 2023, the Company incurred $4,399 in regulatory fees associated with claim maintenance (October 31, 2022 - $3,633).

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2023 & 2022 (Expressed in Canadian Dollars) (Unaudited)

6.EQUIPMENT

Changes in equipment cost, depreciation and net book value of the equipment at October 31, 2023 and January 31, 2023 are as follows:

Cost	Equipment
Balance at January 31, 2022	$49,021
Additions	55,572
Effect of foreign currency translation	4,755
Balance at January 31, 2023	109,348
Effect of foreign currency translation	(8,518)
Balance at October 31, 2023	$100,830
Accumulated depreciation
Balance at January 31, 2022	$26,384
Additions	18,918
Effect of foreign currency translation	3,093
Balance at January 31, 2023	48,395
Additions	12,475
Effect of foreign currency translation	(4,553)
Balance at October 31, 2023	$56,317
Net carrying amounts
Balance at January 31, 2023	$60,953
Balance at October 31, 2023	$44,513

7.PREPAIDS AND OTHER RECEIVABLES

Prepaids and other receivables consisted of the following as at October 31, 2023 and at January 31, 2023:

	October 31, 2023	January 31, 2023
GST/HST receivable	$13,340	$4,578
Advances receivable	53	-
Prepaid expenses for general and administrative fees	76,595	122,137
Total prepaids and other receivables	$89,988	$126,715

8.WITHHOLDING TAXES PAYABLE

On July 31, 2020, the Company reclassified $146,237 in Chilean withholding taxes payable from current liabilities to long-term liabilities. As at October 31, 2023 and January 31, 2023, the Company had $146,442 and $158,814 in Chilean withholding taxes payable, respectively. The change in Chilean withholding taxes payable resulted strictly due to fluctuation in foreign exchange rates.

9.SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value (the “Shares”).

During the nine-month period ended October 31, 2023, the Company did not have any transactions that resulted in issuance of the Company’s Shares of common stock.

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2023 & 2022 (Expressed in Canadian Dollars) (Unaudited)

Warrants

The changes in the number of warrants outstanding during the nine-month period ended October 31, 2023, and for the year ended January 31, 2023, are as follows:

	Nine months ended October 31, 2023		Year ended January 31, 2023
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Warrants outstanding, beginning	14,198,995	$0.38	10,688,239	$0.36
Warrants issued	-	n/a	3,510,756	$0.45
Warrants expired	149,310	0.20	-	n/a
Warrants outstanding, ending	14,049,685	$0.49	14,198,995	$0.38

Details of warrants outstanding as at October 31, 2023, are as follows:

Number of warrants exercisable	Grant date	Exercise price
3,849,668	May 17, 2021	$0.20 expiring on May 17, 2024, as extended on May 2, 2022
6,460,872(2)	November 23, 2021	$0.60 expiring on November 23, 2023
228,389 (1,2)	November 23, 2021	$0.60 expiring on November 23, 2023
3,308,666	May 16, 2022	$0.60 expiring on May 16, 2024
202,090(1)	May 16, 2022	$0.60 expiring on May 16, 2024
14,049,685

(1)Broker warrants

(2)These warrants had expired unexercised subsequent to October 31, 2023

At October 31, 2023, the weighted average life of the warrants was 0.31 years.

Options

On July 13, 2021, the Company adopted an incentive stock option plan (the “Option Plan”) which provides that the Board of Directors of the Company may, from time to time, at their discretion and in accordance with the CSE requirements, grant stock options to directors, officers and technical consultants for up to 10% of the issued and outstanding common Shares of the Company.  Such options are exercisable for a period of up to ten years from the date of grant.  Exercise price and vesting terms are determined at the time of grant by the Board of Directors.

The changes in the number of options outstanding during the nine-month period ended October 31, 2023, and for the year ended January 31, 2023, are as follows:

	Nine months ended October 31, 2023		Year ended January 31, 2023
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Options outstanding, beginning	1,720,000	$0.25	1,750,000	$0.25
Options expired	(50,000)	$0.25	(30,000)	$0.25
Options outstanding, ending	1,670,000	$0.25	1,720,000	$0.25

At October 31, 2023, the Company had 1,670,000 share purchase options issued and exercisable. All options were exercisable at $0.25 per share, with the weighted average life of 3.07 years.

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2023 & 2022 (Expressed in Canadian Dollars) (Unaudited)

10.RELATED PARTY TRANSACTIONS

Related parties include the directors, officers, key management personnel, close family members and entities controlled by these individuals. Key management personnel are those having authority and responsibility for planning, directing and controlling the activities of the Company as a whole.

Transactions with Related Parties

During the three- and nine-month periods ended October 31, 2023 and 2022, the Company incurred the following expenses with related parties:

	Three months ended October 31,		Nine months ended October 31,
	2023	2022	2023	2022
Consulting fees to a company owned by an officer and director	$15,000	$15,000	$45,000	$45,000
Consulting fees to a company controlled by officers and directors	15,000	15,000	45,000	45,000
Consulting fees to a company controlled by VP of Finance	-	-	-	7,120
Mineral exploration expenses to a company controlled by officers and directors	-	1,036	-	97,571
Investor relation expenses to a company controlled by officers and directors	-	1,350	5,400	1,350
Legal fees to a company controlled by a director	5,060	9,481	16,615	17,701
Total transactions with related parties	$35,060	$41,867	$112,015	$213,742

Amounts due to Related Parties

The following amounts were due to related parties as at:

	October 31, 2023	January 31, 2023

Due to a company owned by an officer and director (a)	$143,075	$95,814
Due to a company controlled by officers and directors (a)	155,803	147,261
Due to a company controlled by officers and directors (a)	203,450	156,200
Due to the Chief Executive Officer (“CEO”) (a), (b)	65,468	39,123
Due to the Chief Financial Officer (“CFO”) (a), (b)	1,387	1,335
Due to a major shareholder (a), (b)	3,468	3,338
Due to a company controlled by a director (a)	5,067	-
Total due to related parties	$577,718	$443,071

(a)Amounts are unsecured, due on demand and bear no interest.

(b)On July 29, 2020, Polymet entered into mining royalty agreements (the “NSR Agreements”) with the Company’s CEO, CFO, and the major shareholder (the “Purchasers”) to sell net smelter returns (the “NSR”) on its mineral concessions. NSR range from 0.3% to 1.25% depending on particular concession and the Purchaser. The Company’s CEO agreed to acquire the NSR for $2,774 (US$1,500), CFO agreed to acquire the NSR for $1,387 (US$1,000), and the major shareholder agreed to acquire the NSR for $3,468 (US$2,500).

The NSR will be paid quarterly once commercial exploitation begins and will be paid on gold, silver, copper and cobalt sales. If, within two years from the registration of the NSR Agreements against the land title, the Company does not commence commercial exploitation of the mineral properties, an annual payment of $10,000 per purchaser will be paid.

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RED METAL RESOURCES LTD. NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND NINE MONTHS ENDED OCTOBER 31, 2023 & 2022 (Expressed in Canadian Dollars) (Unaudited)

Pursuant to Chilean law, the NSR Agreements will come in force only when registered against the land title in Chile. Due to safety restrictions associated with COVID-19 pandemic, the registration of the NSR Agreements has been deferred, therefore the payments made by the CEO, CFO, and the major shareholder have been recorded as advances on the books of the Company and will be applied towards the NSR Agreements, once they are fully legalized.

The following amounts were due under the notes payable the Company issued to related parties:

	October 31, 2023	January 31, 2023

Note payable to CEO	$1,500,650	$1,376,629
Note payable to CFO	17,925	16,253
Note payable to a company controlled by officers and directors	196,256	184,897
Note payable to a major shareholder	673,325	624,761
Note payable to a company controlled by officers and directors	110,695	-
Total notes payable to related parties	$2,498,851	$2,202,540

The above notes payable to related parties accumulate interest at a rate of 8% per annum and are unsecured. On August 31, 2021, the Company and the note holders agreed to defer the repayment of the notes payable until January 31, 2023. Since the Company did not pay the amounts due under the notes payable on their maturity, as of January 31, 2023, these amounts were included in current liabilities and are also due on demand.

During the three-month period ended October 31, 2023, the Company accrued $48,868 (October 31, 2022 - $42,323) in interest expense on the notes payable to related parties.

During the nine-month period ended October 31, 2023, the Company accrued $139,086 (October 31, 2022 - $119,328) in interest expense on the notes payable to related parties.

11.SEGMENTED INFORMATION

The Company has one operating segment, the exploration of mineral properties, and two geographical segments with all current exploration activities being conducted in Chile. All of the Company’s equipment and exploration and evaluation assets are located in Chile as follows:

	October 31, 2023	January 31, 2023
Equipment	$44,513	$60,953
Exploration and evaluation assets	740,675	803,251
	$785,188	$864,204

12.SUBSEQUENT EVENTS

Subsequent to October 31, 2023, the Company entered into a loan agreement with Fairtide Ventures, an entity controlled by Ms. Jeffs, the Company’s CEO, for $6,000. The loan accumulates interest at a rate of 8% per annum, is unsecured, and payable on demand.

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